                                                                       Exhibit 2


                                                                       UNAUDITED

                               CANWEST MEDIA INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE 3 MONTHS ENDED NOVEMBER 30, 2002 AND 2001

                                     REVISED

[PRICEWATERHOUSECOOPERS LOGO]

                                                     PRICEWATERHOUSECOOPERS LLP
                                                     CHARTERED ACCOUNTANTS
                                                     One Lombard Place
                                                     Suite 2300
                                                     Winnipeg Manitoba
                                                     Canada R3B 0X6
                                                     Telephone +1 (204) 926 2400
                                                     Facsimile +1 (204) 944 1020

TO THE AUDIT COMMITTEE OF
CANWEST MEDIA INC.

January 17, 2003 except for note 5 which is as at April 3, 2003 and the revisions to notes 1 (c) and 7 which are as of June 6, 2003

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as at November 30, 2002, and the related interim consolidated statements of earnings, retained earnings and cash flows for the three months then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim consolidated financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

Our previous report dated January 17, 2003 has been withdrawn and the financial information in accordance with Canadian and United States Generally Accepted Accounting Principles in notes 1(c) and 7 have been revised as described under the headings Revisions to 2003 and prior period's information.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

                                                                       UNAUDITED
                               CANWEST MEDIA INC.
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                              AS OF
                                                 ------------------------------
                                                 NOVEMBER 30,        AUGUST 31,
                                                    2002                2002
                                                   REVISED            REVISED
ASSETS
CURRENT ASSETS
Cash                                                  19,500             49,778
Accounts receivable                                  498,729            382,337
Income taxes recoverable                              16,218             34,623
Inventory                                             14,908             19,836
Broadcast rights                                      92,462             98,096
Future income taxes                                   29,174             30,013
Other                                                 12,511             13,231
                                                  ----------         ----------
                                                     683,502            627,914
Investment in Network TEN                             31,005              4,494
Other investments                                    159,366            159,181
Broadcast rights                                      55,469             23,172
Due from parent and affiliated companies             455,697            466,457
Property, plant and equipment                        651,638            660,700
Other assets                                          93,194             95,294
Intangibles                                        1,101,373          1,096,458
Goodwill                                           2,601,177          2,600,244
                                                  ----------         ----------
                                                   5,832,421          5,733,914
                                                  ==========         ==========
LIABILITIES
CURRENT LIABILITIES
Bank loans and advances                               27,858                  -
Accounts payable                                     151,547            158,252
Accrued liabilities                                  179,236            213,070
Broadcast rights accounts payable                     47,124             35,294
Deferred revenue                                      30,730             30,522
Current portion of long term debt                    150,215            150,865
                                                  ----------         ----------
                                                     586,710            588,003
Long term debt                                     2,366,366          2,379,459
Other accrued liabilities                             82,842             86,217
Future income taxes                                  427,394            421,005
                                                  ----------         ----------
                                                   3,463,312          3,474,684
                                                  ----------         ----------
SHAREHOLDER'S EQUITY
Equity instruments                                 1,394,681          1,371,442
Contributed surplus                                  132,953            132,953
Retained earnings                                    874,706            803,493
Cumulative foreign currency translation
  adjustments                                        (33,231)           (48,658)
                                                  ----------         ----------
                                                   2,369,109          2,259,230
                                                  ----------         ----------

                                                   5,832,421          5,733,914
                                                  ==========         ==========

The notes constitute an integral part of the consolidated financial statements.

                                                                       UNAUDITED

                               CANWEST MEDIA INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                       FOR THE 3 MONTHS ENDED NOVEMBER 30
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                   2002             2001
REVENUE                                                           587,409          587,197
Operating expenses                                                261,215          288,479
Selling, general and administrative expenses                      151,306          131,717
                                                                 --------         --------
                                                                  174,888          167,001
Amortization of intangibles                                         4,375            4,375
Amortization of property, plant and equipment                      18,937           17,686
Other amortization                                                  1,382              837
                                                                 --------         --------
                                                                  150,194          144,103
Financing expenses                                                (63,376)         (76,678)
Dividend income                                                     1,533            1,357
                                                                 --------         --------
                                                                   88,351           68,782
Gain on sale of CKVU                                                    -           63,020
                                                                 --------         --------
                                                                   88,351          131,802
Provision for income taxes                                         28,514           29,413
                                                                 --------         --------
EARNINGS BEFORE THE FOLLOWING                                      59,837          102,389
Minority interests                                                      -            2,075
Interest in earnings of Network TEN                                25,777           19,442
Interest in earnings of other equity accounted affiliates            (330)               -
Realized currency translation adjustment                                -           (1,000)
                                                                 --------         --------
NET EARNINGS FOR THE PERIOD                                        85,284          122,906
                                                                 ========         ========

The notes constitute an integral part of the consolidated financial statements.

                                                                       UNAUDITED

                               CANWEST MEDIA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                       FOR THE 3 MONTHS ENDED NOVEMBER 30
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                  2002             2001
                                                                 REVISED          REVISED
Retained earnings - beginning of year, as revised                803,493          808,000

Adjustment for adoption of new accounting
  pronouncement                                                        -          (45,269)
                                                                --------         --------

Retained earnings - beginning of year as adjusted                803,493          762,731

Net earnings for the period                                       85,284          122,906

Interest on junior subordinated floating rate debentures
  net of tax of $9,167 (2001 - $10,731)                          (14,071)         (12,508)
                                                                --------         --------

Retained earnings - end of period                                874,706          873,129
                                                                ========         ========

The notes constitute an integral part of the consolidated financial statements.

                                                                       UNAUDITED

                               CANWEST MEDIA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE 3 MONTHS ENDED NOVEMBER 30
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                                       2002             2001
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period                                            85,284          122,906
Items not affecting cash:
    Amortization                                                       27,137           25,322
    Future income taxes                                                 2,711            4,335
    Interest in earnings of Network TEN                               (25,777)         (19,442)
    Interest in earnings of other equity accounted
    affiliates                                                            330                -
    Minority interests                                                      -           (2,075)
    Realized currency translation adjustments                               -            1,000
    Gain on sale of CKVU                                                    -          (63,020)
                                                                     --------         --------
                                                                       89,685           69,026
Changes in non-cash operating accounts                               (139,330)        (107,718)
                                                                     --------         --------
                                                                      (49,645)         (38,692)
                                                                     --------         --------
INVESTING ACTIVITIES
Other investments                                                        (560)               -
Proceeds from sale of investments                                           -           87,000
Proceeds from divestitures                                                  -          133,039
Purchase of property, plant and equipment                              (4,948)         (13,933)
Due from parent and affiliated companies                               10,760          (39,262)
                                                                     --------         --------
                                                                        5,252          166,844
                                                                     --------         --------
FINANCING ACTIVITIES
Issuance of long term debt                                                  -                -
Repayment of long term debt                                           (13,743)        (134,342)
Net change in bank loans and advances                                  27,858            3,988
                                                                     --------         --------
                                                                       14,115         (130,354)
                                                                     --------         --------

NET CHANGE IN CASH                                                    (30,278)          (2,202)
CASH - BEGINNING OF PERIOD                                             49,778           11,432
                                                                     --------         --------
CASH - END OF PERIOD                                                   19,500            9,230
                                                                     ========         ========

The notes constitute an integral part of the consolidated financial statements.

                                                                       UNAUDITED

                               CANWEST MEDIA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE 3 MONTHS ENDED NOVEMBER 30, 2002 AND 2001
                       (IN THOUSANDS OF CANADIAN DOLLARS)

1.       SIGNIFICANT ACCOUNTING POLICIES

a)       GENERAL

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting and publishing and online operations. In Canada, the Television Broadcasting Segment includes the operation of the Global Television Network, Global Prime, and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers including metropolitan daily newspapers, community newspapers and the National Post as well as operation of the canada.com web portal, and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.5% economic interest in the TEN Group Pty Limited, which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, which include advertising, circulation and subscriptions are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters while expenses are relatively constant throughout the year.

b)       BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

c)       REVISION OF 2002 AND PRIOR YEARS' INFORMATION

The Company's 2003 and 2002 retained earnings, equity instruments, and income taxes recoverable have been revised to reflect certain adjustments to previously reported amounts. The Company has determined that interest on the junior subordinated notes was overstated in each of 2003, 2002 and 2001. These adjustments resulted in a decrease to junior subordinated notes in the amounts of $20.0

                                                                       UNAUDITED

million for the three months ended November 30, 2002, and $14.7 million and $2.3 million in fiscal 2002 and 2001 respectively; an increase to retained earnings in the amounts of $12.3 million and $2.7 million for the three months ended November 30, 2002 and 2001 respectively, and $9.0 million and $1.4 million in fiscal 2002 and 2001 respectively; and a decrease in income taxes recoverable in the amounts of $7.7 million for the three months ended November 30, 2002, and $5.7 million and $0.9 million in fiscal 2002 and 2001 respectively.

2.       ACQUISITIONS AND DIVESTITURES

(a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

(b) On October 31, 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

(c) On September 12, 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3.       INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

                                                                       UNAUDITED

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                          AS OF
                                                               --------------------------
                                                               NOVEMBER 30      AUGUST 31
                                                                  2002             2002
Assets
      Current assets                                             263,631          285,303
      Other assets                                                 1,850            4,825
      Property, plant and equipment                               74,427           71,875
      Long term investments                                        6,203            2,188
      Intangibles                                                252,068          246,305
      Goodwill                                                    50,489           49,304
                                                                --------         --------
                                                                 648,668          659,800
                                                                ========         ========

Liabilities and Shareholders' Equity
      Current liabilities                                        191,438          191,736
      Long term liabilities                                      383,094          442,975
      Subordinated debentures issued to the Company               40,154           40,154
      Share capital                                               40,146           40,146
      Retained earnings  (deficit)                                (4,461)         (52,232)
      Cumulative foreign currency translation adjustment          (1,703)          (2,979)
                                                                --------         --------
                                                                 648,668          659,800
                                                                ========         ========

OTHER CONSOLIDATED FINANCIAL DATA

                                     FOR THE THREE MONTHS
                                       ENDED NOVEMBER 30
                                     ---------------------
                                      2002           2001
Cash flow from operations (1)        51,400         38,700
                                     ======        =======

Distributions paid                        -        111,900
                                     ======        =======

Capital expenditures                  4,600          7,500
                                     ======        =======

(1)      Cash flow from operations before changes in non-cash operating accounts

                                                                       UNAUDITED

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                     FOR THE THREE MONTHS
                                                      ENDED NOVEMBER 30
                                                  -------------------------
                                                    2002             2001
Revenue                                            185,124          148,136
Operating expenses                                 119,221           97,846
                                                  --------         --------
Operating profit before amortization                65,903           50,290
Amortization of property, plant, equipment
   and other                                         3,662            3,416
                                                  --------         --------
                                                    62,241           46,874
Financing expenses                                 (29,668)         (22,779)
                                                  --------         --------
                                                    32,573           24,095
Provision for income taxes                           9,828            7,289
                                                  --------         --------
Earnings before the following                       22,745           16,806
Minority interests                                      42              721
                                                  --------         --------
Net earnings for the period                         22,787           17,527
Interest in respect of subordinated
   debentures held by the Company                   24,984           18,368
                                                  --------         --------
Earnings for the year before interest
   in respect of subordinated debentures            47,771           35,895
                                                  ========         ========

SUMMARY STATEMENT OF RETAINED EARNINGS

                                                                FOR THE THREE MONTHS
                                                                 ENDED NOVEMBER 30
                                                             -------------------------
                                                               2002             2001
Retained earnings (deficit) - beginning of
   year                                                       (52,232)          94,142

Earnings for the period before interest in respect of
   subordinated debentures                                     47,771           35,895

Distributions paid                                                  -         (123,984)
                                                             --------         --------

Retained earnings (deficit) - end of period                    (4,461)           6,053
                                                             ========         ========

The Company's economic interest in Network TEN's earnings for the three months ended November 30, 2002 is $25.8 million (2001- $19.4 million).

                                                                       UNAUDITED

4.       CONTINGENCY

On March 5, 2001, a statement of claim was filed against CanWest, the Company and certain of the Company's subsidiaries by CBL's former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

5.       SUBSEQUENT EVENTS

(a) Subsequent to the end of the period the Company's parent, CanWest, elected to redeem all of its outstanding Series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million. The shares were redeemed on December 18, 2002 and the Company financed the redemption through its senior credit facility.

(b) In December 2002 the Company received an interim distribution from Network TEN of approximately $30 million.

(c) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million respectively.

(d) In April 2003, the Company issued US$200 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds were used to finance the repayment of $275 million of obligations under the 12.125% junior subordinated notes issued by the Company's parent.

                                                                       UNAUDITED

6.       SEGMENTED INFORMATION

The Company operates primarily within the publishing and online and broadcasting industries in Canada, New Zealand, Ireland and Australia. Industry and geographic segment information for the consolidated results in thousands of Canadian dollars follows:

                                                     FOR THE THREE MONTHS ENDED
                                                            NOVEMBER 30
                                                     --------------------------
                                                         2002         2001
REVENUE
TELEVISION
Canada                                                  212,537      200,768
Canada - Television operations in development             1,969            -
New Zealand - TV3/4                                      26,211       18,363
Ireland - TV3                                            10,101        8,532
                                                        -------      -------
                                                        250,818      227,663

RADIO - NEW ZEALAND                                      17,845       15,304

PUBLICATIONS - CANADA                                   314,302      339,197

ONLINE OPERATIONS - CANADA                                5,594        5,267

Inter-segment revenues                                   (1,150)        (234)
                                                        -------      -------

TOTAL REVENUE                                           587,409      587,197
                                                        =======      =======

OPERATING PROFIT
TELEVISION
Canada                                                   81,821       75,483
Canada - operations in development                         (424)           -
New Zealand - TV3/4                                       7,243          718
Ireland - TV3                                             3,987        3,300
                                                        -------      -------
                                                         92,627       79,501

RADIO - NEW ZEALAND                                       5,354        4,270

PUBLICATIONS - CANADA                                    82,250       89,602

ONLINE OPERATIONS - CANADA                                 (456)      (1,899)
                                                        -------      -------

SEGMENT OPERATING PROFIT                                179,775      171,474

Corporate expenses                                        4,887        4,473
                                                        -------      -------

OPERATING PROFIT (EBITDA)                               174,888      167,001
                                                        =======      =======

7.       U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements.

                                                                       UNAUDITED

REVISION OF 2002 AND PRIOR PERIODS' INFORMATION

The Company's 2001 and subsequent periods net income has been revised to reflect certain adjustments to previously reported net income in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, its cross currency interest rate and interest rate swaps did not meet all of the criteria required for hedge accounting under FAS
133. As a result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas, previously these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for the three months ended November 30, 2002 by $0.5 million (net of income taxes of $1.9 million) and decreasing net income for the three months ended November 30, 2001 by $19.2 million (net of income taxes of $8.4 million). These adjustments resulted in revised net income and diluted earnings per share for the three months ended November 30, 2002 of $68.6 million and $0.36, respectively (2001 - ($79.2 million) and ($0.44)). The effect on shareholders equity resulting from this adjustment as at November 30, 2002 was an increase of $6.4 million (net of income taxes of $12.0 million) and as at August 31, 2002 an increase of $4.8 million (net of income taxes of $9.4 million). In addition, the Company determined as explained in Note 1(c) that interest on the CMI notes was incorrectly computed. This adjustment resulted in increasing net income for the three months ended November 30, 2002 by $3.3 million (net of income taxes of $1.9 million) and for the three months ended November 30, 2001 by $1.2 million (net of income taxes of $0.9 million). The effect on shareholders equity resulting from this adjustment as at November 30, 2002 was an increase of $12.3 million (net of income taxes of $7.7 million) and as at August 31, 2002 was an increase of $9.0 million (net of income taxes of $5.7 million).

                                                                       UNAUDITED

CONSOLIDATED STATEMENTS OF EARNINGS

  The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                       FOR THE THREE MONTHS ENDED
                                                                              NOVEMBER 30
                                                                           2002         2001

                                                                          REVISED     REVISED
Net earnings in accordance with Canadian GAAP                              85,284     122,906
Pre-operating costs - net of tax of ($242) (2001 - $946)                      748        (810)
Realization of cumulative translation adjustments net
  of  tax of nil                                                                -       1,000
Integration costs related to CanWest Publications net of
  tax of $109                                                                (193)          -
Programming costs imposed by regulatory requirement
  net of tax of $620 (2001 - $714)                                           (822)       (946)
Reclassification of interest on junior subordinated notes
  from equity net of tax of $9,167 (2001- $10,731)                        (14,071)    (12,508)
Equity accounted affiliates in trust net of tax of nil                          -       3,375
Unrealized gains (losses) on interest rate and cross
  currency interest rate swaps net of taxes of $1,856
  (2001 - $8,382)                                                             457     (19,281)
                                                                          -------     -------

Net earnings in accordance with U.S. GAAP before
  cumulative effect of adoption of new accounting policies                 71,403      93,736

Cumulative effect of adoption of new accounting
  policies net of tax of $2,500                                                 -     (45,269)
                                                                          -------     -------

Net earnings in accordance with U.S. GAAP                                  71,403      48,467
                                                                          =======     =======